UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INTELLIA THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45826J105
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP V LLC
OrbiMed Global Healthcare GP LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45826J105
1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,113,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,113,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,113,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%*
14		TYPE OF REPORTING PERSON (See Instructions) IA
_______________________
* This percentage is calculated based upon 42,335,266 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Prospectus Supplement, filed with the Securities and Exchange Commission on November 3, 2017.

SCHEDULE 13D

CUSIP No. 45826J105
1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,650,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,650,100
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.90%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
_______________________
* This percentage is calculated based upon 42,335,266 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Prospectus Supplement, filed with the Securities and Exchange Commission on November 3, 2017.

SCHEDULE 13D

CUSIP No. 45826J105
1		NAME OF REPORTING PERSONS OrbiMed Global Healthcare GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 462,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 462,900
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.09%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
 _______________________
* This percentage is calculated based upon 42,335,266 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Prospectus Supplement, filed with the Securities and Exchange Commission on November 3, 2017.

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) supplements and amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, OrbiMed Global Healthcare GP LLC and Samuel D. Isaly on May 20, 2016 (the “Statement”) and amended by Amendment No. 1 thereto filed with the SEC on November 8, 2017 and Amendment No. 2 filed on January 29, 2018.  The Statement relates to the common stock, par value $0.0001 per share, of Intellia Therapeutics, Inc. (the “Common Stock”), a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 40 Erie Street, Suite 130, Cambridge, Massachusetts 02139.  The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “NTLA.”  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)          This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP V LLC (“GP V”), a limited liability company organized under the laws of Delaware, and OrbiMed Global Healthcare GP LLC (“OGH GP”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).

(b) – (c), (f)  Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP V, which is the sole general partner of OrbiMed Private Investments V, LP (“OPI V”), which holds shares of Common Stock, as described herein.  Advisors is the sole managing member of OrbiMed Global Healthcare GP LLC (“OGH GP”), a limited liability company organized under the laws of Delaware , which is the sole general partner of OrbiMed Global Healthcare Master Fund, LP (“OGH”), which holds shares of Common Stock, as described herein. OPI V and OGH are collectively referred to as the “OrbiMed Funds.” Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP V and OHG GP have their principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors, GP V and OHG GP are set forth on Schedules I, II and III attached hereto.  Schedules I, II and III set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I, II or III has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

The applicable Reporting Persons caused the OrbiMed Funds to acquire shares of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the OrbiMed Funds.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Amendment No. 3, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)   As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 6 below.  Based upon information contained in the Issuer’s prospectus,  dated November 1, 2017, filed with the SEC on November 3, 2017, the Common Stock held by the OrbiMed Funds constitutes approximately 4.99% of the issued and outstanding shares of Common Stock.  Advisors, pursuant to its authority as the sole managing member of GP V and the sole general partner of OGH GP, may be deemed to indirectly beneficially own the shares of Common Stock held by the OrbiMed Funds.  GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI V.  OGH GP, pursuant to its authority as the general partner of OGH, may be deemed to indirectly beneficially own the shares of Common Stock held by OGH.   As a result, Advisors and GP V share the power to direct the vote and to direct the disposition of the shares of Common Stock held by OPI V, and Advisors and OGH GP share the power to direct the vote and to direct the disposition of the shares of Common Stock held by OGH.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares Common Stock held by the OrbiMed Funds.

(c)

Seller	Date of Transaction	Transaction	Number of Shares	Price Per Share*
OPI V	January 30, 2018	Sold	73,888	$25.87
OGH	January 30, 2018	Sold	33,796	$25.87
OPI V	February 7, 2018	Sold	68,300	$25.76
OGH	February 7, 2018	Sold	31,700	$25.76
OPI V	February 14, 2018	Sold	11,600	$25.76
OGH	February 14, 2018	Sold	5,400	$25.76

* The Price Per Share reported above is a weighted average price.  The shares of Common Stock were sold in multiple transactions at prices ranging from:  $25.50 to $26.23 (January 30, 2018); $25.60 to $25.86 (February 7, 2018).  Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the shares of Common Stock purchased at each separate price within the ranges set forth above.

Except as disclosed above and disclosed in Amendment No. 2, the Reporting Persons have not effected any transactions in the shares during the past sixty (60) days.

(d)        Not applicable.

(e)        As of February 14, 2018, the Reporting Persons ceased to beneficially own more than 5% of the Common Stock..

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP V is the sole general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V.  OGH GP is the sole general partner of OGH, pursuant to the terms of the limited partnership agreement of OGH. Advisors is the sole managing member of GP V and OGH GP, pursuant to the terms of the limited liability company agreement of GP V and OGH GP respectively.  Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V and Advisors and OGH GP have discretionary investment management authority with respect to the assets of OGH.  Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by OPI V and OGH GP to vote and otherwise dispose of securities purchased by OGH.  The number of outstanding shares of Common Stock attributable to OPI V is 1,650,100 shares of Common Stock, which constitutes 3.90% of the outstanding shares of Common Stock.  The number of outstanding shares of Common Stock attributable to OGH is 462,900 shares of Common Stock, which constitutes 1.09% of the outstanding shares of Common Stock.  Advisors may be considered to have indirect beneficial ownership of 2,113,000 shares of Common Stock.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, and OrbiMed Global Healthcare GP LLC.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2018

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP V LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Global Healthcare GP LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

Schedule III

The business and operations of OrbiMed Global Healthcare GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, and OrbiMed Global Healthcare GP LLC.